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03013323

SECURITI ... MISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
FEB 2 5 2003
WASH. D.C. SECTION
181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Regional Brokers, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Penn Center, 1628 John F. Kennedy Blvd., Suite 400
(No. and Street)

Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony J. Boccella 215-979-8960
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elko & Associates Ltd.
(Name — *if individual, state last, first, middle name*)

2901 Jolly Road (Address) Plymouth Meeting (City) Pennsylvania (State) 19462 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 0 7 2003

OATH OR AFFIRMATION

I, Patrick Lubin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regional Brokers, Inc., as of December 31, 2002, XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARIAL SEAL
ANTHONY J. BOCCELLA, Notary Public
City of Philadelphia, Phila. County
My Commission Expires May 10, 2003

Sworn to and subscribed before me this 24th day of Feb 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income XXXX.
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity XXXXXXXXXXXXXXXXXXXXXXXXX.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 XXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) Independent Auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REGIONAL BROKERS, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

REGIONAL BROKERS, INC.

TABLE OF CONTENTS

elko
& Associates Ltd

Albert L. Elko
Michael J. Reinking
Joseph J. Glowacki
Robert G. Morlock
Marc R. Simmons
Michael Pozielli
Gregory D. Stratoti
Leonard V. Santivasi
John J. Nihill
Richard J. Thomas

A member of The elko Advisory Group LLC

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statements of financial condition of Regional Brokers, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regional Brokers, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of general and administrative expenses are presented for purposes of additional analysis and are not a required part of the basic financial statements. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such schedules and information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elko & Associates Ltd

January 21, 2003

2 West Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • Fax: 610-566-1040
2901 Jolly Road • Plymouth Meeting, PA 19462 • 610-279-9100 • Fax: 610-279-7100
[illegible] North Broad Street, Suite 310 • Woodbury, NJ 08096 • 856-845-6660 • Fax: 856-845-7184

BALANCE SHEETS

	DECEMBER 31, 2002	DECEMBER 31, 2001
LIABILITIES		
CURRENT LIABILITIES		
Securities sold, not yet purchased, at market value	$ -	$ 84,381
Accounts payable	28,813	44,352
Accrued expenses	520	645
Total Current Liabilities	29,333	129,378
STOCKHOLDERS' EQUITY		
COMMON STOCK - no par value; stated value $500 per share, 10,000 shares authorized, 1,010 shares issued and outstanding - 2002; 10,000 shares authorized, 1,010 shares issued, 1,003 shares outstanding - 2001	505,000	505,000
ADDITIONAL PAID-IN CAPITAL	12,531	7,531
RETAINED EARNINGS	98,353	95,838
LESS: TREASURY STOCK - 7 shares, at cost - 2001	-	(7,000)
Total Stockholders' Equity	615,884	601,369
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 645,217	$ 730,747

The accompanying Notes are an integral part of these statements.

REGIONAL BROKERS, INC.
STATEMENTS OF INCOME

	FOR THE YEAR ENDED DECEMBER 31, 2002	2001
COMMISSION INCOME	$ 3,197,266	$ 3,229,471
OPERATING EXPENSES		
Clearance fees	197,559	213,678
Salaries	1,940,883	1,912,678
Payroll taxes	98,871	91,112
Employee benefits	125,749	121,221
Telephone	70,131	68,561
Insurance	2,085	740
Trading software expense	58,185	56,625
Total Operating Expenses	2,493,463	2,464,615
GENERAL AND ADMINISTRATIVE EXPENSES	610,005	726,704
INCOME FROM OPERATIONS	93,798	38,152
OTHER INCOME (EXPENSE)		
Dividend income	-	281
Interest income	8,791	12,477
Realized loss on sale of marketable securities	-	(21,586)
Unrealized gain on investments	-	4,034
Investment gain (loss)	1,426	(5,081)
Miscellaneous income	-	7,160
Total Other Income (Expense)	10,217	(2,715)
NET INCOME	$ 104,015	$ 35,437

The accompanying Notes are an integral part of these statements.

REGIONAL BROKERS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK	TOTAL
BALANCE - JANUARY 1, 2001	$ 505,000	$ 10,891	$ 60,401	$ (8,360)	$ 567,932
PURCHASE OF 552 SHARES OF TREASURY STOCK	-	-	-	(552,000)	(552,000)
SALE OF 550 SHARES OF TREASURY STOCK	-	(3,360)	-	553,360	550,000
NET INCOME	-	-	35,437	-	35,437
BALANCE - DECEMBER 31, 2001	505,000	7,531	95,838	(7,000)	601,369
SALE OF 7 SHARES OF TREASURY STOCK	-	5,000	-	7,000	12,000
NET INCOME	-	-	104,015	-	104,015
DISTRIBUTIONS TO STOCKHOLDERS	-	-	(101,500)	-	(101,500)
BALANCE - DECEMBER 31, 2001	$ 505,000	$ 12,531	$ 98,353	$ -	$ 615,884

The accompanying Notes are an integral part of these statements.

REGIONAL BROKERS, INC.
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31, 2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 104,015	$ 35,437
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	18,079	9,850
Realized loss on sale of marketable securities	-	21,586
Unrealized gain on investments	-	(4,034)
(Increase) decrease in assets		
Commissions receivable - clearing broker	20,936	25,702
Prepaid expenses	(1,721)	(9,527)
Security deposit	(182)	269
Increase (decrease) in liabilities		
Accounts payable	(15,539)	(9,084)
Accrued expenses	(125)	73
Net Cash Provided by Operating Activities	125,463	70,272
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of securities	-	244,277
Purchase of furniture and equipment	(27,652)	(1,756)
Receivables - officer and employees	48,182	(112,773)
Purchase of marketable securities	(84,381)	(21,584)
Distributions to stockholders	(101,500)	-
Net Cash Provided (Used) by Investing Activities	(165,351)	108,164
CASH FLOWS FROM FINANCING ACTIVITIES		
Sale of treasury stock	12,000	550,000
Purchase of treasury stock	-	(552,000)
Net Cash Provided (Used) by Financing Activities	12,000	(2,000)
NET INCREASE (DECREASE) IN CASH	(27,888)	176,436
CASH - BEGINNING OF YEAR	330,778	154,342
CASH - END OF YEAR	$ 302,890	$ 330,778

The accompanying Notes are an integral part of these financial statement.

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE A - Summary of Significant Accounting Policies

Business Activity – Regional Brokers, Inc. (the "Company"), incorporated under the laws of the Commonwealth of Pennsylvania on May 18, 1992, is registered with the Securities and Exchange Commission as a Municipal Securities Broker/Dealer as defined in Rule 15c3-1(k)(2)(ii) under the Securities Exchange Act of 1934. A municipal securities broker/dealer acts as an undisclosed agent in the purchase or sale of municipal securities for a registered broker or dealer or registered municipal securities dealer, has no "customers" as defined in SEC Reg. §240.15c3-1 and may effect transactions on their own behalf. The Company's customers are located mostly in the Northeast Region of the United States.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting - The Company maintains its records on the accrual basis of accounting.

Accounts Receivable - The Company charges income for doubtful accounts when they are considered uncollectible. Management considers the receivables to be fully collectible at the balance sheet dates, and no provision for uncollectible accounts has been made in these statements.

Furniture and Equipment - Furniture and equipment are stated at cost. Maintenance, repairs and minor renewals are charged to operations as incurred. Depreciation is provided over the estimated useful lives of the assets on an accelerated method. The estimated useful lives of the various classes of assets are:

	Range in Years
Office equipment	5
Furniture and fixtures	5 - 7
Computer equipment	3 - 5

Income Taxes - The Company has elected to be an S corporation for federal and state income tax purposes. Profits or losses pass through to the stockholders to be included in their individual income tax returns. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements.

Advertising Costs – The Company expenses advertising costs as incurred. Advertising costs were $5,650 and $3,990 for the years ended December 31, 2002 and 2001, respectively.

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE B – Marketable Securities

A summary of aggregate fair value and other information by security type at the current balance sheet dates is as follows:

	Cost	Net Unrealized Loss	Fair Market Value
December 31, 2001			
Municipal Bonds	$ 84,381	$ (1,426)	$82,955

The net unrealized loss consists of the following at December 31:

	2002	2001
Gross unrealized gains	$ -	$ 5,460
Gross unrealized losses	-	(1,426)
	$ -	$ 4,034

At December 31, 2001, marketable securities owned and sold, not yet purchased, consist of investments at market value as follows:

	Sold Not Yet Purchased
Municipal Bonds	$84,381

NOTE C - Property and Equipment

Property and equipment are summarized by major classifications as follows at December 31:

	2002	2001
Furniture and fixtures	$ 55,109	$ 39,302
Office equipment	10,647	9,807
Computer equipment	52,583	129,286
Total	118,339	178,395
Accumulated depreciation	(96,032)	(165,661)
Total Property and Equipment	$ 22,307	$ 12,734

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE D – Line of Credit

The Company has a $200,000 line of credit agreement with a bank. The credit agreement expires June 30, 2003, and is collateralized by the assets of the Company. Interest on borrowings is at a fluctuating rate per annum equal to the prime rate plus 0.5%.

There were no borrowings under the line of credit agreement at December 31, 2002 and 2001.

The line of credit has the following financial covenants which are required to be maintained throughout the term of the line:

- Minimum net worth of $500,000
- Debt to worth ratio not to exceed 0.75

The Company met these covenants for the year ended December 31, 2002.

NOTE E – Long-Term Investments

Long-term investments consist of common stock subscriptions and warrants in a company. The warrants entitle the holder to purchase four shares of common stock equally over a four-year period beginning in June 2002. The subscriptions and warrants are classified as long-term investments until the common stock is issued. The Company did not purchase any shares of stock during the year ended December 31, 2002. At December 31, 2002 and 2001, long-term investments consist of the following:

	2002	2001
Warrants	$20,100	$20,100
Common stock subscriptions	3,250	3,250
Total	$23,350	$23,350

NOTE F – Treasury Stock

In September 2001, the Company purchased 552 shares of treasury stock for $552,000.

During the year ended December 31, 2001, the Company sold 550 shares of treasury stock for $550,000.

In January 2002, the Company sold 7 shares of treasury stock for $12,000.

NOTE G – Investment Income (Loss)

Investment income (loss) consists of net gains or losses arising from municipal bonds.

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE H - Operating Lease Commitments

The Company is obligated under a noncancelable lease for office space, which expires in October 2007. The lease is accounted for as an operating lease in accordance with Statement of Financial Accounting Standards No. 13. Rent expense for the years ended December 31, 2002 and 2001 was $69,973 and $68,839, respectively.

Minimum annual rental commitments under noncancelable leases with initial or remaining terms of one year or more are as follows:

2003	$ 69,529
2004	71,225
2005	73,599
2006	75,634
2007	64,442
Total	$354,429

NOTE I- Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2002 and 2001, the Company's "Aggregate Indebtedness" was $29,333 and $129,378, respectively, and "Net Capital" was $435,911 and $379,596, respectively, and its percent of aggregate indebtedness to net capital was 6.73% and 34.08%, respectively. Net capital exceeded minimum capital requirements by $335,911 and $279,596 at December 31, 2002 and 2001, respectively.

NOTE J - Related Party Transactions

During 1993, the Company entered into a consulting agreement with an affiliated company, which provided financial and advisory services. The consulting agreement was terminated in September 2001. The Company incurred and paid consulting fees in the amount of $92,800 in 2001.

NOTE K - Profit Sharing Plan

The Company maintains a defined contribution 401(k) profit sharing plan. The Plan covers substantially all full-time employees. The Board of Directors determines company contributions annually, and there is no requirement to match the employee contribution. The Company was required to make contributions during the year ended December 31, 2002 because the Plan was deemed to be top heavy. Company contributions to the Plan for the years ended December 31, 2002 and 2001 were $25,573 and $0, respectively.

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE L – Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

SUPPLEMENTARY INFORMATION

REGIONAL BROKERS, INC.
SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

	FOR THE YEAR ENDED DECEMBER 31,	
	2002	2001
Advertising	$ 5,650	$ 3,990
Bad debts	-	15,908
Business use and occupancy tax	21,907	18,435
Capital stock tax	2,627	1,205
Consulting	-	92,800
Depreciation	18,079	9,850
Dues and subscriptions	69,897	63,206
Insurance	14,045	9,788
Insurance - officer's life	2,770	2,765
Internet expense	30,668	27,982
Legal and accounting fees	25,019	103,520
Office expense	12,058	24,374
Office supplies	7,226	6,454
Payroll taxes	7,366	6,646
Profit sharing	25,573	-
Regulatory fees	23,646	19,135
Rent	69,973	68,839
Repairs and maintenance	5,619	1,801
Salaries	101,415	100,934
Travel and entertainment	166,467	149,072
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 610,005	$ 726,704

REGIONAL BROKERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

	DECEMBER 31, 2002	DECEMBER 31, 2001
NET CAPITAL		
Total Stockholders' Equity	$615,884	$601,369
Deductions and/or Charges		
Nonallowable assets		
Funds in excess of required clearing deposits	277	308
Receivables - stockholders, officers, employees and other	113,693	161,875
Prepaid expenses	19,984	18,263
Property and equipment	22,307	12,734
Long-term investments	23,350	23,350
Security deposit	362	180
Net capital before haircuts on securities positions	435,911	384,659
Haircut on securities	-	5,063
Net Capital	$435,911	$379,596
AGGREGATE INDEBTEDNESS		
Items Included in Statements of Financial Condition		
Accounts payable	$ 28,813	$ 44,352
Accrued expenses	520	645
Securities sold, not yet purchased	-	84,381
Total Aggregate Indebtedness	$ 29,333	$129,378
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required by Company	$100,000	$100,000
Excess Net Capital at 1500%	$335,911	$279,596
Excess Net Capital at 1000%	$335,911	$279,596
Ratio: Aggregate Indebtedness to Net Capital	.07 to 1	.34 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2002 and 2001)		
Net capital as reported in Company's Part II (Unaudited) Focus Report	$436,187	$378,862
Net audit adjustments	(276)	734
Net Capital	$435,911	$379,596

elko & Associates Ltd

Albert L. Elko
Michael J. Reinking
Joseph J. Glowacki
Robert G. Morlock
Marc R. Simmons
Michael Pozielli
Gregory D. Stratoti
Leonard V. Santivasi
John J. Nihill
Richard J. Thomas

A member of The elko Advisory Group LLC

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROLS

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Regional Brokers, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Regional Brokers, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2 West Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • Fax: 610-566-1040
2901 Jolly Road • Plymouth Meeting, PA 19462 • 610-279-9100 • Fax: 610-279-7100
608 North Broad Street, Suite 310 • Woodbury, NJ 08096 • 856-845-6660 • Fax: 856-845-7184

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Elko & Associates Ltd

January 21, 2003